MALUS AND CLAWBACK CLAUSES – RECOVERY POLICY FOR VARIABLE COMPENSATION PAID TO EXECUTIVES

1.OBJECTIVE

The objective of this policy (the “Recovery Policy”) is to establish the basic rules that will govern the recovery of the Variable Compensations paid to the Executives of Grupo Financiero Galicia (the Company) and its controlled companies.

The recovery will be mandatory as long as an accounting restatement has been carried out by the Company or the Group in their already issued financial statements in order to correct certain inaccuracies that caused the amount of the Variable Compensations paid to the Executives to be in excess of those they would have been entitled to receive.

For this purpose, the Malus and Clawback Clauses will be applied, which will have a progressive application, that is, the application of the Clawback Clauses will be supplementary to the Malus Clause and will take place when the first one resulted insufficient to collect the penalty in the Variable Compensation of the Executive, or when the event justifies it.

In the case of a very significant event, both Malus and Clawback will be applied, without prejudice to this supplementation.

This Recovery Policy will be applicable only to Variable Compensations received as of the “Effective Date.”

2.DEFINITIONS

“Recovery Policy”: this Policy.

“Company”: Grupo Financiero Galicia S.A.

“Group”: the Company together with its controlled companies.

“Variable Compensation”: any compensation that is awarded, accrued or granted based, totally or partially, on obtaining a Financial Reporting Measure.

“Financial Reporting Measure”: any measure determined and presented in accordance with the International Financial Reporting Standards (IFRS). The Financial Reporting Measures include: (i) bonuses or rewards whose amount is determined based, totally or partially, on achievement of results; and (ii) any other compensation that is awarded, accrued or granted based, totally or partially, on the fulfillment of a commercial and/or financial objective.

“Committee”: the Executive Committee.

“Executives”: current or future personnel that the Committee determines as “executive officers.”

“Malus Clauses”: clause that allows the Company and/or the Group to reduce the value of all or part of the Variable Compensation based on certain accounting adjustments made prior to the consolidation of any payment to an Executive.

“Clawback Clauses”: clause according to which the Executives have to return to the Company or the Group a part or all of the Variable Compensation already received or been consolidated based on the accounting adjustments applied ex post.

“Effective Date”: October 2, 2023.

“Recovery Period”: defined by the last three closed fiscal years immediately to the last closed fiscal year.

3.AUTHORITY FOR THE CREATION AND MODIFICATION OF THE RECOVERY POLICY

The Committee has adopted this Recovery Policy in accordance with the requirements set by Section 954 of the Dodd-Frank Act of October 2022, which instructed to the stock exchanges to establish listing standards that require companies listed on stock exchanges, including foreign private issuers, to adopt, disclose and enforce a recovery policy for variable compensations paid to company's executives.

On February 22, 2023, the New York Stock Exchange and NASDAQ published their respective versions of the proposed listing standards, final versions require companies listed on stock exchanges adopting them no later than December 1, 2023. Failure to comply, for companies listed on both stock exchanges could result into suspension of their operations and delisting.

The Executive Committee may modify this Recovery Policy at any time in accordance with: any law, regulation or standard of the US Securities and Exchange Commission (“SEC”), NASDAQ or any other stock exchange where the Company’s shares are listed; the Argentine Civil and Commercial Code; any Argentine law or executive order; and/or any regulations of the National Securities Commission, the Argentine Central Bank, any control body applicable to the Company and/or the Group, any other stock exchange on which the Company’s securities are listed, or any other regulatory authority applicable to the Company, the Group or the Executive (without distinction, the “Applicable Law”).

4.APLICABILITY

This Recovery Policy applies to any Executive of the Company. Executives of the Company's subsidiaries are considered Executives of the Company if they perform such policy-making functions for the Company. Individuals will be notified of this Recovery Policy as soon as possible after they become Executives or after it is determined they will become Executives.

Compensation will be subject to recovery in accordance with this Recovery Policy when: (i) the Committee determines that said compensation constitutes Variable Compensation; and (ii) the compensation has been received by an Executive:
i.after starting to work as an Executive;
ii.that worked as an Executive at any time within the defined Recovery Period for that Variable Compensation;
iii.while the Company has a class of securities listed on NASDAQ, another stock exchange or a securities firm in the United States; and
iv.during the Recovery Period.

This Recovery Policy will apply to Executives even after dismissal or the termination of their position or employment.

5.NOTICE

This Recovery Policy will be notified to the Executives through the means determined by the Committee. Executives will also be notified of any significant modifications to this Recovery Policy and how such modifications may affect their compensation.

6.RECOVERY OF INCENTIVE-BASED COMPENSATION AWARDED BY MISTAKE

A.The Executive Committee, together with the Company's Audit Committee and the participation of external auditors, will confirm whether an adjustment has occurred for the purposes of this Recovery Policy, and will be based on the decision issued by the bodies responsible for the adjustments to the financial statements.

B.After an adjustment, the Executive Committee shall:
i.determine the amount to be recovered (the “Recoverable Amount”);
ii.to the extent the Recoverable Amount has been received by an Executive, instruct the Company to recover the full Recoverable Amount as soon as reasonably possible; or
iii.to the extent the Recoverable Amount has not been received, but is otherwise owed to an Executive, terminate such Executive’s right to receive the Recoverable Amount within a reasonable period of time.
C.To the extent permitted by the laws and regulations applicable to the Company in Argentina, the Executive Committee will attempt to recover the Recoverable Amount by all available legal means, including, without limitation, requiring any affected Executive to reimburse said amount to the Company, through compensation, reducing the future compensation of said affected Executive, or by any other means or combination of means that the Incentives Committee, in its sole and absolute discretion, determines appropriate.

D.Recovery of the Recoverable Amount under this Recovery Policy will be initiated by the Company as soon as possible after a written resolution of the Executive Committee and the Audit Committee, considering that said recovery is permitted by the current regulations applicable to the Company.

E.All Recoverable Amounts in accordance with this Recovery Policy will be payable by the Executive to the Company (or as indicated by the Company) immediately upon request of the Company.

7.EXCEPTION OF IMPRACTICALITY OF THE RECOVERY OBLIGATION

The Company shall recover the Recoverable Amount in accordance with this Recovery Policy, unless the Executive Committee, with the approval of the Audit Committee, determines, in its sole and absolute discretion, that the recovery does not apply or, if it applies, would be infeasible or would not be legally admitted, counting for this last case on an internal and/or external legal opinion, as detailed below.

A.The Executive Committee may determine that the recovery is infeasible only in the following cases:
i.After a reasonable attempt to recover the Recoverable Amount, the Executive Committee determines, in its sole and absolute discretion, that the direct costs that would have to be paid to a third party in order to enforce this Recovery Policy would exceed the Recoverable Amount. The Company shall document such reasonable attempts to recover the amount and provide such documentation to NASDAQ, if requested; or
ii.The recovery violates any applicable rule in Argentina, in the event that said rule had entered into force prior to November 28, 2022. Before reaching the conclusion that it would be infeasible to recover any Recoverable Amount based on a violation of the Argentine law, the Company shall obtain a legal opinion from a law firm of recognized prestige in Argentina, in addition to an internal legal opinion, and provide such opinions to NASDAQ, if required.

B.In order to determine whether a recovery would be impracticable due to costs, the only criterion that the Executive Committee can consider is whether the direct costs, such as reasonable legal expenses and consulting and/or judicial recovery fees, among others, paid to a third party to execute the recovery would exceed the Recoverable Amount. Indirect costs, such as those related to reputation risks or the effect on the hiring new Executives, among others, cannot be considered to determine whether recovery is impracticable or not.

8.INDEMNIFICATION AND INSURANCE

The Company and/or the Group are prohibited from insuring or indemnifying any Executive for the loss of compensation erroneously awarded, as established in this Recovery Policy. If an Executive acquires a third-party insurance policy as coverage for possible recovery obligations, the Company is prohibited from paying or refunding the Executive the premiums for said insurance policy.

9.DISCLOSURE

This Recovery Policy will be presented as an annex to the first annual report on the Form 20-F that the Company is required to file under the Stock Exchange Act after the adoption of this Recovery Policy. If this Recovery Policy is modified, the modified policy will be attached as an annex to the first annual report on the Form 20-F that the Company is required to file under the Stock Exchange Act after such modification.

10.ADMINISTRATION AND PROCEDURE

A.The Executive Committee has the exclusive power and full and final authority to: (i) managing this Recovery Policy, including, without limitation, the right and power to interpret the provisions of this Recovery Policy; (ii) make all decisions that are considered necessary or convenient in the application of this Recovery Policy.

B.Any action, interpretation or decision adopted or made by the Executive Committee pursuant to this Recovery Policy will be final, conclusive and binding.

C.Since the adoption of this Recovery Policy, each compensation agreement or other document setting forth the terms and conditions of any annual incentive or other performance-based compensation awarded to an Executive will include a provision incorporating the requirements of this Recovery Policy.

11.GENERAL CONSIDERATIONS

A.Any provision of this Recovery Policy may apply even if the Executive was not responsible for the restatement in question or if it occurred before the grant and/or accrual of any compensation that is subject to recovery.

B.The means of recovery may be different according to the Executives in relation to the same or a different event, depending on the particular facts and circumstances of the Executive and the compensation.

C.Executives will not be entitled to any compensation from the Group in connection with the application of this Recovery Policy.

D.The remediation specified in this Recovery Policy will not be exclusive and will be additional to any other legal or equitable right or remedy that may apply to the Company or a member of the Group.

E.The terms of this Recovery Policy will apply regardless of any agreement, undertaking or suggestion (or similar), whether contractual or not, that any compensation will not be subject to recovery.

F.The invalidity or inapplicability of any provision of this Recovery Policy will not affect the validity or applicability of any other provision.

G.Argentine law governs this Recovery Policy and its interpretation. The Argentine courts have non-exclusive jurisdiction with respect to disputes arising in connection with this Recovery Policy.